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VIA EDGAR AND VIA HAND DELIVERY	File No. 037946-0008

Donald C. Hunt, Esq.

Attorney-Advisor

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549-6010

Re:                             New Athletics, Inc.
Amendment No. 1 to Registration Statement on Form S-4 Filed June 24, 2005
File No. 333-126098

Dear Mr. Hunt:

On behalf of New Athletics, Inc. (“New Athletics” or “Newco”) and in response to the letter from Russell Mancuso, Branch Chief, dated July 22, 2005 (the “Comment Letter”) and addressed to Mr. Jerauld J. Cutini, Chief Executive Officer of Newco, enclosed herewith is Amendment No. 1 to Newco’s Registration Statement on Form S-4 filed with the Securities and Exchange Commission on June 24, 2005 (the “Registration Statement”). We will separately deliver to you four copies of Amendment No. 1 to the Registration Statement, marked to show changes made in response to the Comment Letter.

For ease of review, we have set forth the numbered comments of the Comment Letter and Newco’s responses thereto.

Fee Table

1.                                      Please register the shares underlying the options.

Response: Newco respectfully submits that the 124,188 shares of New Athletics common stock underlying the options to purchase shares of New Athletics common stock that New Athletics registered in the second row of the fee table in the Registration Statement have already been registered.  These 124,188 shares of New Athletics common stock are included in the 14,217,899 shares of New Athletics common stock that New Athletics registered in the first row of the fee table in the Registration Statement by virtue of footnote 2(a)(y) to the fee table in the Registration Statement.

Prospectus Forepart

2.                                      Please limit your use of defined terms like those evidenced by the phrase “or X.” If the shortened terms are clear from context, you do not need the definitions.  If the terms are not clear from context, revise to use terms that are clear.

Response: Newco has revised the forepart of the prospectus in response to the Staff’s comment.

Prospectus Cover

3.                                      Please provide us a copy of your prospectus in the form you intend to provide it to shareholders.  The prospectus should evidence your compliance with Rule 421, including a one-page cover that is consistent with our plain English guidance such as sample comments 17-22 of Updated Staff Legal Bulleting No. 7 (June 7, 1999) available on our web site at http://www.sec.gov/interps/legal/cfslb7a.htm.  In this regard, you should limit the cover to required disclosure and other key to the voting decision, and move other disclosure to a more appropriate section of your document.

Response: Newco has revised the cover of the prospectus in response to the Staff’s comment.

4.                                      If you elect on the cover to include language of support and recommendation of the merger, balance the language with equally prominent disclosure of negative aspects of the merger.  Likewise, balance the second Q&A in your Overview.

Response: Newco has removed language of support and recommendation from Trikon’s Chief Executive Officer’s letter on the cover of the prospectus, leaving only the mandatory statement regarding the position of Trikon’s board of directors along with a prominent reference to risks and uncertainties resulting from the merger transaction. Similarly, the second Q&A on page 1 of the Registration Statement has been revised in response to the Staff’s comment.

5.                                      Please tell us the authority on which you incorporate information regarding New Athletics and Aviza.

Response: Newco included the language at the end of the cover page of the proxy statement/prospectus regarding incorporation of information by reference in accordance with Item 2 of Form S-4.  Newco has deleted this language in response to the Staff’s comment.

Prospectus

6.                                      Please revise the filing to disclose (in comparative columnar form) pro forma per share data for Aviza and historical and equivalent pro forma per share data for both Aviza and Trikon for each of the following:

a)              book value,

b)              cash dividends and

c)              income (loss) per share from continuing operations.

See Item 3(f) of Form S-4 for further information on the requested disclosure requirements.

Response: Newco has revised the summary disclosure on pages 91-92 in response to the Staff’s comment.

Questions and Answers About the Merger Transaction, -page 1.

7.                                      Please provide the summary disclosure required by Item 3(h) of Form S-4.

Response: Newco has revised the summary disclosure on page 5 in response to the Staff’s comment.

8.                                      Here or in the Summary section, include a summary of the interests in the merger of executive officers, directors and greater than 10% stockholders of Aviza and Trikon.  We note, for example, the accelerated vesting of options of some Trikon directors, post-closing ownership of Aviza preferred stock by Aviza’s CEO and VantagePoint and post-closing warrant issuance in favor of VantagePoint.  Quantify the benefits that Trikon’s and Aviza’s directors and executive officers are expected to receive as a result of these interests.

Response: Newco has revised the disclosure on page 6 in response to the Staff’s comment.

9.                                      If any stockholders have a voting agreement regarding the proposals in the proxy statement, disclose the material terms.

Response: There are no Trikon stockholders that are subject to any voting agreements regarding the proposals in the proxy statement.

What will happen in the merger transaction?, page 1

10.                               Revise your disclosure to state, based on the assumptions made in this paragraph, the percentage of Newco’s capital stock that will be held by each of Trikon’s and Aviza’s stockholders post-closing.

Response: Newco has revised the disclosure on pages 1-2 in response to the Staff’s comment.

What will Trikon and Aviza stockholders receive in the merger transaction?, page 2

11.                               Disclose the circumstances under which the Trikon and Aviza boards would change the Trikon exchange ratio.  Also tell us your plans for resolicitation of shareholder votes if such a change occurs.

Response: Newco has revised the disclosure on page 6 in response to the Staff’s comment.  The Trikon and Aviza boards will only consider changing the Trikon exchange ratio if the price per share of Trikon stock at the effective time of the merger transaction is below $1.67 such that the initial trading price of Newco common stock will be under the $5.00 per share initial listing requirement of the Nasdaq National Market.  Any change in the Trikon exchange ratio would proportionately affect the Aviza exchange ratio so that the economic terms of the merger transaction will remain the same and the relative percentages of Newco owned by Trikon and Aviza stockholders will not be altered. Under the terms of the merger agreement, such a change would not require an amendment to the merger agreement. As such, Newco respectfully submits that a resolicitation of Trikon stockholders would not be necessary.

12.                               Briefly explain what the series A exchange formula is designed to accomplish.  For example, why is 25 million part of the formula? Also, reconcile the exchange ratio disclosed here and on the cover with the 1.03 exchange ratio mentioned on page 86.

Response: The formula used to calculate the Aviza exchange ratio is designed to allocate the aggregate merger consideration to be received in the merger transaction by the holders of Aviza common stock, Aviza series A preferred stock and options and warrants to purchase shares of Aviza capital stock to such holders in proportion to their respective ownership positions in Aviza on a fully diluted basis. In connection with the negotiation of the merger agreement, Trikon and Aviza agreed that the aggregate merger consideration to be received by Aviza’s security holders in the merger transaction should be the economic equivalent of 25 million shares of Trikon common stock.  Because each share of Trikon common stock will be converted into the right to receive 0.333 of a share of New Athletics common stock in the merger transaction, the numerator of the Aviza exchange ratio is the product of (x) 25 million multiplied by (y) the Trikon exchange ratio of 0.333.

In response to the Staff’s comment, Newco has reconciled the Aviza exchange ratio on page 2 with all other references to the Aviza exchange ratio in the Registration Statement. Newco advises the Staff that the Aviza exchange ratio of 1.039 used on pages 79-89 for pro forma purposes is based on Trikon’s stock price as of June 30, 2005, whereas the Aviza exchange ratio of 1.017 used throughout the remainder of the Registration Statement is based on Trikon’s stock price as of August 1, 2005 in order to provide investors with more current information.

13.                               Disclose why outstanding Aviza Series B Preferred Stock owned by affiliates of Aviza’s majority stockholder, VantagePoint, and Aviza’s chief executive officer, Mr. Cutini, are not being converted in the merger transaction while all other Aviza securities are being converted into Newco securities.  Disclose when the Series B was issued.

Response: Newco has revised the disclosure on page 2 in response to the Staff’s comment.

How will Trikon and Aviza warrants and stock options . . ., page 3

14.                               Disclose the affiliation of Mssrs. Macneil, Dobson and Wheeler to the parties.  Also disclose the number and value of shares subject to accelerated vesting and when these options were originally granted.

Response: Newco has revised the summary disclosure on page 6 in response to the Staff’s comment. In addition, a cross reference has been added to the “Interests of Certain Directors, Officers and Affiliates of Trikon and Aviza” section of Registration Statement beginning on page 124, which contains a detailed chart of director options that has been revised to include option grant dates.

15.                               Tell us whether the solicitation of the consent of your option holders is subject to the proxy and tender offer rules.  If not, provide us a detailed legal analysis of why the rules are not applicable.  Please also tell us whether upon commencement of the offer, New Athletics will be an affiliate of Trikon for purposes of Rule 13e-4 and provide us with your analysis regarding that determination.

Response: Newco will respond to the Staff’s comment under separate cover.

Will Newco be receiving any financial support from VantagePoint . . ., page 4

16.                               Please revise to disclose VantagePoint’s ownership interest in Aviza prior to the merger and disclose the percentage of total outstanding equity of Newco that VantagePoint will hold after the acquisition.

Response: Newco has revised the disclosure on page 4 in response to the Staff’s comment.

What vote is required?, page 4

17.                               Please tell us the source of the vote required to approve the changes to the certificate of incorporation.  Why isn’t the approval of a majority of outstanding shares required?

Response: Pursuant to Section 241(b) of the Delaware General Corporation Law, before a corporation has received any payment for any of its stock, a corporation may amend its certificate of incorporation following the adoption of the amendment by a majority of its directors.  Newco has not yet issued any stock nor received any payment for any of its stock.  Messrs. Cutini and Macneil, the only two directors of Newco, approved the Newco certificate of incorporation by action by unanimous written consent on March 14, 2005.  As a result, no further corporate action on the part of Newco is required under the Delaware General Corporation Law in order for Newco to adopt the Newco certificate of incorporation.

Trikon is asking its stockholders to approve each of the five sub-proposals related to the Newco certificate of incorporation in accordance with Rule 14a-4(a)(3) under the Exchange Act, commonly referred to as the Commission’s “unbundling rule.”  Because Rule 14a-4(a)(3) does not specify the vote of a corporation’s stockholders that is required to approve any given “unbundled” charter or bylaw proposal—and because the Delaware General Corporation Law does not require that either Newco’s stockholders or Trikon’s stockholders vote on or approve the Newco certificate of incorporation for the reasons set forth in the preceding paragraph—Trikon must look to the default voting standard in its bylaws to determine the vote of its stockholders that is required under Rule 14a-4(a)(3) in order to approve each of the five sub-proposals related to the Newco certificate of incorporation, which is “the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter.”

Will Trikon stockholders recognize a taxable gain or loss for U.S. federal income tax purposes . . ., page 7

18.                               Here and throughout your document where you discuss tax matters, please directly and unequivocally disclose what the tax consequences will be rather than stating what you “intend” the consequences to be.  Likewise, you should not assume underlying tax conclusions like you do in the second sentence.

Response: Newco respectfully submits that the material U.S. federal income tax consequences of the merger transaction are appropriately disclosed. It is a condition to the closing of the transaction that (i) Trikon receives an opinion from its tax counsel that the merger transaction will qualify as an exchange described in Section 351 of the Internal Revenue Code and the Trikon merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and (ii) Aviza receives an opinion from its tax counsel that the merger transaction will qualify as an exchange described in Section 351 of the Internal Revenue Code.  These tax opinions essentially will be opinions that the “intended” tax consequences of the transaction are the actual tax consequences. Given that Trikon and Aviza are not permitted to waive these tax opinion closing conditions once the Trikon stockholders have approved the transaction (unless further Trikon stockholder approval is obtained with appropriate disclosure), we respectfully submit that it is appropriate for the tax disclosure in the proxy statement/prospectus to assume that such tax opinions will be delivered at closing and, therefore, that the “intended” tax consequences of the transaction will be the actual tax consequences.

Risk Factors, page 13

Newco will depend upon sole suppliers for certain key components, page 23

19.                               Disclose the percentage of your revenues from the sale of products related to key components available only from single or limited sources.  Also, briefly highlight any material delays you have experienced related to such suppliers.

Response: Newco has revised the disclosure on page 24 in response to the Staff’s comment.

Each of Trikon and Aviza, page 25

20.                               Please tell us when you plan to file reports regarding your internal control over financial reporting as of the end of your fiscal 2005 year.  If you do not intend to file such reports, provide us a detailed analysis of the authority which permits you to omit the them.

Response: Newco advises the Staff that it plans on filing its first reports to be filed with respect to its internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act of 2002 in its Annual Report on Form 10-K for its fiscal year ending in September 2006, which will be filed in December 2006. Pursuant to SEC Release No. 33-8545; 34-51293 (March 2, 2005), non-accelerated filers must begin to comply with the disclosure requirements in Item 308 of Regulation S-K for their first fiscal year ending on or after July 15, 2006. Newco does not meet the definition of an “accelerated filer” in Exchange Act Rule 12b-2 because:

•                  Newco will not have voting and non-voting common equity held by non-affiliates of the issuer of $75 million or more at the end of its fiscal 2005.

•                  Newco will not have been subject to the requirements of Section 13(a) or 15(d) of the Exchange Act for a period of at least 12 calendar months at the end of its fiscal 2005.

•                  Newco will file its first annual report pursuant to Section 13(a) or 15(d) of the Exchange Act at the end of its 2005 fiscal year.

•                  Newco is not eligible to use Forms 10-KSB or 10QSB for its annual or quarterly reports, respectively.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Trikon, page 31

Revenue Recognition, page 31

21.                               We see you indicate that Trikon recognizes revenue on shipment because the customer attends and approves the pre-shipment testing and the amount of revenue recorded is reduced by the amount of any customer retention which is not payable by the customer until installation is completed and final customer acceptance is achieved.  Please revise this section to specifically address and quantify the amount of your customer retention which impacted your gross margin.  Please also quantify the amount of product shipped prior to year-end which due to your continued post-shipment obligations, you have deferred some portion of revenue and the related gross margin recorded for these projects.  Lastly, please also quantify the amount of revenue to be recognized subsequent to year-end on these projects and its expected gross margin.

Response: Newco advises the Staff that the amount of customer retention at the end of December 31, 2004 and 2003 to be recognized by Trikon subsequent to each year end is disclosed on page 33. However, in response to the Staff’s comment, such disclosure has been revised to make this clearer.  Additionally, disclosure has been added regarding the amount of product shipped associated with these retentions prior to year end.

Newco respectfully submits that it is not reasonably possible for Trikon to quantify the effect of these retentions on gross margin in future periods primarily due to the fact that, while Trikon can estimate an average period of time it will take to install a product for purposes of determining fair value of installation services, it is not possible for Trikon to predict the actual amount of time and cost it will take to actually install each product at a customer’s site. Instances may occur where the customer is not ready for Trikon to install the product, or parts may fail and need to be replaced during the installation, in which case, Trikon may incur more costs than expected. This type of circumstance can lead to lower gross margins, but will not be known to Trikon at the time it is reporting on its quarterly or annual financial statements.

Newco respectfully advises the Staff that the nature of the installation activities are further described in the responses to comments 65 and 66.

Comparison of the Quarters Ended March 31, 2005 and 2004

Research and Development Expenses, page 34

22.                               Please revise to disclose who would retain any intellectual property generated from the development projects that are the subject of the U.K. government and Welsh Development Agency grants referenced on pages 34 and 35.

Response: Newco has revised the disclosure on page 36 in response to the Staff’s comment.

Gross Margins, page 36

23.                               We see that you attribute changes in gross margin to the treatment of certain product sales in accordance with SAB 104.  Please revise this section of your filing to clearly quantify and explain the reasons for changes in Trikon’s gross margins during the periods presented.  Also, tell us how Trikon’s accounting for product costs complies with SAB 104 or other generally accepted accounting principles.  Provide references to the specific generally accepted accounting principles that support your conclusions.

Response: Newco has revised the disclosure on page 37 in response to the Staff’s comment. Newco further advises the Staff that Trikon’s gross profit in a period is derived from both shipments of product and final acceptance payments. In accordance with SAB 104 and SEC guidance, all product costs are expensed on shipment. Therefore, where a quarter has few shipments but many acceptances, gross margin will be higher than in a quarter where there are high shipments and few acceptances, even if the revenues in the two quarters are the same.

Additionally, Newco respectfully submits that the accounting basis for recognizing all product costs upon shipment is based on guidance in the speech by Russell Hodge on December 11, 2003 at the AICPA National Conference on Current SEC Developments in which he focuses on instances when costs of delivered items should be capitalized as an asset. Trikon does not qualify for any of the circumstances he provides to capitalize costs, and therefore, Trikon is following the excerpt below from his speech, which summarizes this portion of his speech:

“In summary, there may be circumstances where it is appropriate to recognize an asset in connection with a multiple deliverable arrangement with contingent revenues. However, we believe that those circumstances are limited to situations where a loss has been incurred on the delivered item. For example, deferral of costs to produce normal margins for a delivered item or unit of accounting would be inappropriate.”

Trikon’s Business, page 42

Marketing, Sales and Customer Support, page 45

24.                               We note that for the year ended December 31, 2004, a “North American company” represented 13% of Trikon’s revenues.  Please disclose the name of this customer.  Refer to item 101(c)(1)(vii) of Regulation S-K.

Response: Newco has revised the disclosure on page 46 in response to the Staff’s comment.

Legal proceedings, page 49

25.                               Tell us the status of the pending litigation.  Quantify the relief sought.

Response: The litigation disclosed on page 50 is awaiting the commencement of trial. Trikon respectfully submits that the amount of the relief sought by Dr. Kiwan bears little correlation to Trikon’s expected outcome in the litigation, and accordingly believes such disclosure may be misleading to the investing public.  Trikon plans to vigorously defend itself against the claim filed by Dr. Kiwan in France and is seeking a complete dismissal or denial of Dr. Kiwan’s claim.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Aviza and its Predecessor, page 52

Management’s Discussion and Analysis . . ., page 52

26.                               We note the November 2004 sale of the Thermco product line.  Please discuss material developments that affect the results presented.

Response: Newco advises the Staff that the Thermco product line was shut down by Silicon Valley Group (SVG) in the 2002/2003 timeframe. SVG disposed of its manufacturing fixtures and documentation for this product as well. SVG also allowed the trademarks and other intangibles associated with this product to expire at this time. Aviza’s predecessor serviced the installed base of the Thermco products, and Aviza acquired the fully reserved inventory related to this product in its acquisition of the Thermal Division of ASML with the intention of supporting the existing installed base with these parts and with limited service. Therefore, there was limited activity in Aviza’s predecessor and Aviza’s historical financial statements for these products. In November 2004, Aviza sold this inventory to a third party that agreed to continue to support the installed base so Aviza would not have to continue to provide support for these products in the future. Newco has disclosed the impact of Aviza’s sale of this inventory on page 64, which discusses the sale of $0.9 million of inventory that had previously been written down.

Overview, page 52

27.                               Please revise to disclose the other party to the February 2002 license agreement in the last paragraph on page 52 and file that agreement as an exhibit to the registration statement.  With a view toward disclosure, please tell us why in May 2004 Aviza agreed not to ship products subject to the license agreement after December 31, 2005.

Response: Newco has revised the disclosure on pages 53-54 in response to the Staff’s comment. Newco respectfully submits that it is not required to disclose the other party to the February 2002 license agreement because the February 2002 license agreement is not material to Aviza’s business and will not be material to Newco’s business in the future. For the same reason, Newco respectfully submits that it is not required to file the February 2002 license agreement to the Registration Statement and therefore has not done so.

Internal Control over Financial Reporting, page 57

Material Weaknesses, page 58

28.                               We note your disclosure of “material weaknesses requiring restatement of predecessor financial statements” which were discovered in connection with your accountants’ audit of the period from October 10, 2003 through September 24, 2004.  Based on this disclosure, it appears that you have restated the prior period information of the predecessor corporation during the current fiscal year.  Please confirm our understanding.  Also, confirm that with respect to the referenced matter Aviza’s financial statements and audit report comply with the guidance at APB Opinion 20 and AU Sections 420 and 508.

Response: Newco advises the Staff that Aviza’s accountants did restate the prior period information of the predecessor during the current fiscal year.  Aviza’s auditors reissued their audit opinion on the consolidated balance sheets of the Thermal Division of ASML Holding, N.V. as of October 9, 2003 and December 31, 2002 and the related consolidated statements of operations, stockholders’ equity and comprehensive loss and cash flows for the period from January 1, 2003 through October 9, 2003 and the year ended December 31, 2002 prior to issuing their audit opinion on Aviza’s September 24, 2004 consolidated financial statements.  The auditors’ reissuance of their report on the October 9, 2003 and December 31, 2002 consolidated financial statements included the appropriate explanatory paragraph for the correction of an error involving an accounting principle or mistake in the application of an accounting principle as required and defined under APB 20, and AU sections 420 and 508. Therefore, when Aviza’s auditors issued their audit opinion on its September 24, 2004 consolidated financial statements, their report did not refer to the restatement of prior years.

Unaudited Pro Forma Condensed Combined Financial Statements of Newco, page 77

29.                               Please update the purchase price allocation and related disclosures to reflect any preliminary valuations or other studies available as of the most recent practicable date.  We assume that you are not currently aware of any probable material allocations or adjustments, not reflected herein, that are likely to be recorded.

Response: Newco has updated the purchase price allocation and related disclosures to June 30, 2005 for Trikon and June 24, 2005 for Aviza in response to the Staff’s comment.

Notes to Unaudited Pro Forma Condensed Combined Balance Sheet, page 81

30.                               We note references to the use of independent valuation experts in pro forma adjustment (b) as well as other sections of the filing.  Reference should not be made to the participation of an expert in a valuation or estimation process unless you name that expert and file their consent as an exhibit to the registration statement.  Accordingly, revise the filing to include the consent of each referenced valuation expert or delete such references throughout the filing.

Response: In response to the Staff’s comment, Newco has deleted all references to the participation of experts in valuation or estimation processes throughout the Registration Statement.

31.                               We refer you to adjustment (b), (t6) and (t7).  Please tell us more about these adjustments and why they are necessary and compliant with authoritative generally accepted accounting principles.  Also, clarify why Trikon’s historical financial statements properly disclose and account for the items referenced in these adjustments.  Revise the filing as necessary based on our comment.  We may have further comments after reviewing your response and revisions.

Response: Newco advises the Staff that the adjustment for item (b) (t6) is the result of Newco’s application of EITF Issue No. 01-3, “Accounting in a Business Combination for Deferred Revenue of an Acquiree.” At the time Trikon ships a product, 100 percent of the contractual amount is normally invoiced. However, under EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” paragraph 14 which states, “The amount allocable to a delivered item(s) is limited to the amount not contingent upon the delivery of additional items or meeting other specified performance conditions.” Only a portion of the revenue is recognized by Trikon at the time of shipment.

This pro forma adjustment represents the remaining payments due from Trikon’s customers, and that have already been billed by Trikon, but which is not recorded as a receivable or deferred revenue on Trikon’s balance sheet. Newco will be entitled to collect the cash under these contracts, but will not be able to recognize these payments as revenue under EITF Issue No. 01-3, because there are no assumed performance obligations relating to these contracts.

The adjustment for item (b) (t7) is to eliminate deferred rent recorded on Trikon’s balance sheet, as this balance is not relevant to Newco’s new accounting basis in Trikon’s assets and liabilities.  Newco considers the remaining lease payments to be made under leases assumed from Trikon to be at fair market value. Newco will use the straight line method of accounting for the rent going forward based off of the date of the close of the merger transaction and will not generate a future benefit from this deferred rent.

32.                               We note your pro forma balance sheet appears to include the $4 million intangible asset recorded by Aviza related to a license agreement with Trikon signed March 14, 2005.  Please tell us why it is appropriate to include the item as an asset in the combined Pro Forma financial statements of Newco.  Tell us how Trikon’s historical balance sheet reflects the one-time license fee paid and payable.  We may have further comments after reviewing your response.  Revise the filing as necessary based on our comment.

Response: Newco advises the Staff that Aviza’s license agreement with Trikon and the resulting $4.0 million intangible asset recorded by Aviza was entered into as an agreement separate from the merger agreement.  Aviza’s and Trikon’s obligations under this agreement are not conditioned upon the occurrence of the closing of the merger transaction, and the merger agreement was not conditioned on the signing of the license agreement. The payments due from Aviza for this technology were not considered additional purchase price under purchase accounting.

Trikon’s historical accounting for this license agreement was to record the initial $2.0 million payment made by Aviza as revenue in its first quarter of 2005, which was the period in which the agreement was signed, the technology transferred, and the payment was received from Aviza.  The license agreement was cancelable by Aviza without cause before June 30, 2005. The second $2.0 million payment is discussed in item (b) (t8) in the Notes to Unaudited Pro Forma Condensed Combined Balance Sheet.

33.                               Please refer to pro forma adjustment (f) to reflect the issuance of Newco common shares for the outstanding Aviza equity instruments.  Please revise this adjustment note to provide additional detail about the additional paid-in capital portion of the adjustment.  Consider including a reconciliation of the value assigned to the net-share exercised warrants and the Aviza common stock.

Response: Newco advises the Staff that pro forma adjustment (f) of the Notes to the Unaudited Pro Forma Condensed Combined Balance Sheet of Aviza has been revised to reflect additional detail.

Trikon Special Meeting, page 88

Record Date and Quorum, page 89

34.                               Please complete the blanks in your document based on an assumed record date, if necessary.

Response: In response to the Staff’s comment, the “Record Date and Quorum” section on page 94 has been amended to provide for a record date of September 1, 2005, which is the actual record date established by the Trikon board of directors. The rest of the document has been conformed accordingly.

Proposal One — The Merger Transaction, page 92

Background of the Merger Transaction, page 92

35.                               Please expand your disclosure with regard to the “alternative prospects for strategic alliances or business combinations” that Trikon considered.  Identify the alternatives and explain why they were rejected in favor of the proposed transaction.

Response: Newco has revised the disclosure on page 99 in response to the Staff’s comment.

36.                               Describe the history of the negotiations about arrangements for affiliates of Trikon or Aviza to receive employment or other forms of compensation in addition to the per share amounts to be received by all existing security holders.  Explain when these negotiations took place, who initiated and participated in the negotiations, the purpose for each type of additional compensation and how the negotiations regarding these arrangements affected the negotiations regarding the exchange ratio.

Response: Newco has revised the disclosure on pages 100-107 in response to the Staff’s comment.

37.                               Provide the information required by Item 4(b) of Form S-4 related to each of the reports mentioned in this section, including the Hultquist reports mentioned on pages 98, 99 and 101 and the Cox, Castle report mentioned on page 101.

Response: Newco respectfully submits that none of the matters mention by the Staff in this comment are “reports, opinions and appraisals” under Item 4(b) of Form S-4. These materials consist of due diligence summaries, and in the case of the Hultquist Capital materials, also include interim updates and preliminary analyses of a nature frequently performed by financial advisors and seldom disclosed in a manner set forth in Item 4(b) of Form S-4. The Hultquist Capital materials will be sent under separate cover in response to the Staff’s comment #40 below.

Trikon’s Reasons for the Merger Transaction, page 102

38.                               Please tell us whether the difficulty of accurately assessing the value of a privately held merger partner was a factor considered by the Trikon board.

Response: While the Trikon board of directors took into account the fact that Aviza is a privately held company in its deliberations, that fact did not impact the valuation analysis. The valuation analyses that the Trikon board of directors considered included a peer group analysis, contribution analysis, and precedent transaction analysis, none of which were made more difficult by the fact that Aviza is privately held. The Trikon board of directors did note that Aviza’s financial results did not reflect administrative and other costs associated with publicly traded companies.

39.                               Please provide a more complete description of the factors considered.  For example, what impact on customers, strategic partners and employees did the board consider? What did the board’s analysis of market prices, volatility and trading show?

Response: Newco has revised the disclosure on page 108 in response to the Staff’s comment to provide more detailed disclosure regarding the factors considered by Trikon board of directors.

Opinion of Adams Harkness, Inc., page 104

40.                               Please provide any written information that the financial advisors provided to the Trikon or Aviza boards in connection with this transaction, including any “board books” and summaries of oral presentations.  We may have additional comments upon review.

Response: We understand that Adams Harkness, Inc. and Hultquist Capital, LLC will each supplementally address the Staff’s request for the written information provided to the Trikon board of directors and Citigroup Global Markets Inc. will supplementally provide the Staff with the written information provided to the Aviza board of directors.

41.                               Please revise the disclosure to state specifically what conclusions Adams Harkness drew from each analysis and whether and how it supports the fairness finding.  We note the disclosure on page 106 that, “Adams Harkness . . . did not attribute any particular weight to any individual analysis it considered or reach any specific conclusions with respect to any such analysis.” However, your disclosure should make clear how the financial advisor interpreted each analysis and how each analysis contributed to the ultimate conclusion.

Response: Newco has included the requested disclosure under the section entitled “Opinion of Adams Harkness, Inc.” beginning on page 110.

42.                               Explain why Adams Harkness chose the specific criteria used to select comparable companies and transactions.  If any companies or transactions that satisfy those criteria were excluded from the analysis, explain the reason for the exclusion.

Response: Newco has included the specific criteria it used in selecting comparable companies and transactions under the section entitled “Opinion of Adams Harkness, Inc.” beginning on page 110. Adams Harkness has indicated that based on the stated criteria, it did not exclude any companies or transactions.

Limitations, page 110

43.                               More fully describe the services mentioned in the penultimate sentence of the second paragraph, and quantify the compensation paid to the financial advisor.

Response: Newco has included the requested disclosure on page 116.

Tax Consequences, page 115

44.                               It is unclear why you do not provide tax consequences to the option holders who are being asked to consent.

Response: Newco advises the Staff that the consent to the assumption by Newco of Trikon options under the Trikon United Kingdom Share Option Scheme does not constitute a taxable event under U.K. tax laws.  Given that only U.K. employees were granted options under the Trikon United Kingdom Share Option Scheme, and therefore only U.K. employees are being asked for their consent, there are no tax consequences to the option holders to disclose.

Interests of Directors, Officers and Affiliates of Trikon and Aviza, page 118

Employment and Compensation, page 118

45.                               Please revise to disclose the material terms of each of the employment agreements to be entered into following the merger transaction.

Response: Newco advises the Staff that the terms of the employment agreements for Messrs. Cutini and O’Connor to be entered into following the merger transaction remain in discussion and will be disclosed when finalized and available.

The Merger Agreement, page 122

Amendment and Waiver, page 133

46.                               We note that some conditions to the closing of the merger may be waived.  Please revise to disclose how you will notify stockholders of any waiver or amendment prior to the stockholder meeting.  Please disclose your intentions with respect to amending the proxy statement/prospectus and resoliciting proxies in the event that a material condition is waived.

Response: Newco has revised the disclosure on page 140 to note that if any conditions or other obligations are waived, Trikon will consider the facts and circumstances at that time and make a determination as to whether a resolicitation of proxies is necessary. Newco respectfully submits that the potential permutations in which a waiver of a closing condition may occur are too broad and too fact-specific for Newco to provide greater clarity as to whether Trikon will be required to resolicit proxies.

47.                               Please clarify whether the shareholder approval mentioned in the first paragraph also applies to the waivers mentioned in the second paragraph.

Response: Newco has revised the disclosure on page 140 in response to the Staff’s comment.

Contingent Financing, page 136

48.                               Please disclose the material terms of the loan mentioned in the first clause (ii) of the second paragraph.  Include the interest rate.

Response: Newco has revised the disclosure on page 142 in response to the Staff’s comment.

Beneficial Ownership Information, page 144

Security Ownership . . . to the Merger Transaction, page 144

49.                               Identify the natural persons who beneficially own the shares attributed to Special Situations Funds.

Response: Newco has revised the disclosure on page 151 to identify Austin W. Marxe and David M. Greenhouse as the natural persons with beneficial ownership of the shares attributed to affiliates of Special Situations Fund, based on a Schedule 13G/A filed by such parties on February 11, 2005.

Security Ownership . . . of Aviza prior to the Merger Transaction, page 145

50.                               Identify the natural persons who beneficially own the shares attributed to Affiliates of VantagePoint Venture Partners.

Response: Newco has revised the disclosure on page 152 to identify Alan E. Salzman and James D. Marver as the natural persons with beneficial ownership of the shares attributable to affiliates of VantagePoint Venture Partners.

Certain Relationships and Related Party Transactions of Aviza, page 162

51.                               Disclose the material terms of the October 2003 security purchases by VantagePoint.

Response: Newco has revised the disclosure on pages 168-169 in response to the Staff’s comment.

52.                               Disclose the material terms of the March 2005 Series B preferred stock issuance and the purpose of the issuance.  Please file the stock purchase agreement as an exhibit to the registration statement.

Response: Newco has revised the disclosure on pages 168-169 in response to the Staff’s comment and has filed the Series B Preferred Stock Purchase Agreement as an exhibit to the Registration Statement.

Description of Newco Capital Stock . . ., page 163

53.                               Disclose the terms of the Aviza series B preferred stock and explain how they affect the Newco stockholders.  File the instruments defining the series B preferred stock.

Response: In response to the Staff’s comment, Newco has added the section entitled “Aviza series B preferred stock” beginning on page 171 and has filed Aviza’s Third Amended and Restated Certificate of Incorporation as an exhibit to the Registration Statement.

Outstanding Common Stock, page 163

54.                               Disclose the number of shares that will underlie outstanding options, warrants and convertible securities.

Response: Newco has revised the disclosure on page 170 in response to the Staff’s comment.

Comparison of Stockholder Rights, page 167

55.                               Disclosure may not be qualified by reference to statutes.  Please revise the second paragraph accordingly.

Response: Newco has revised the disclosure beginning on page 174 in response to the Staff’s comment.

56.                               We note your statement that the disclosure includes the material differences, but other “equally important” differences may exist.  Please include all differences that are “equal to” material differences and remove any implication that you have omitted such disclosure.

Response: Newco has revised the disclosure beginning on page 174 in response to the Staff’s comment.

57.                               Rather than solely reciting differences, please explain the significance of each difference.

Response: Newco has revised the disclosure beginning on page 174 in response to the Staff’s comment.

Proposal Two, page 179

58.                               We note your disclosure of the intended benefits of each sub proposal.  Balance the disclosure with potential negative consequences.

Response: Newco has revised the disclosure beginning on page 185 in response to the Staff’s comment.

59.                               Explain the alternate provision that would be included in the Newco charter documents if each sub proposal fails.

Response: If any of the individual sub-proposals fail, that provision will not be included in the Newco certificate of incorporation, and there will be no alternate provision.

60.                               Please comply with the disclosure requirements regarding anti-takeover and similar proposals in Release No. 34-15230 (October 13, 1978).

Response: Newco has revised the disclosure beginning on page 185 in response to the Staff’s comment.

Proposal Three, page 182

61.                               Provide the disclosure required by Schedule 14A Item 10(c).

Response: In accordance with the instructions to paragraph (c) of Item 10 of Schedule 14A, Newco is not including the disclosure called for by paragraph (c) of Item 10 of Schedule 14A because Trikon’s stockholders are being asked to approve a new compensation plan under which equity securities of Newco are authorized for issuance.  As a result, information about the Newco 2005 Stock Plan is being disclosed as required under paragraphs (a) and (b) of Item 10 of Schedule 14A in accordance with the instructions to paragraph (c) of Item 10 of Schedule 14A.

Mechanics, page 192

62.                               Explain the rights that the option holders are waiving.

Response: Because Trikon’s option holders are not waiving any rights, Newco has revised the disclosure on pages 198 and D-2 in response to the Staff’s comment.

Where you Can Find More Information, page 193

63.                               Revise current and future Trikon periodic reports filed under the Securities Exchange Act of 1934 as necessary based on our comments.

Response:  In response to the Staff’s comment, Trikon will revise its current and future periodic reports filed under the Securities Exchange Act of 1934 as necessary based on the Staff’s other comments.

Trikon Technologies, Inc. Consolidated Financial Statements for the Fiscal Year-Ended December 31, 2004, page F-l

Report of Independent Registered Public Accounting Firm, page F-2

64.                               We note that you filed a Form 10-K/A on May 27, 2005, due to the restatement of previously reported financial statements caused by the misallocation of certain expenses between categories and fiscal periods.  We also noted that your Form 10-K/A included the appropriate disclosures as required by APB 20, your December 31, 2004 financial information was labeled as “restated” and your auditor’s report included an explanatory paragraph in accordance with AU Section 508.  However, we noted that you have not provided these same disclosures as part of your December 31, 2004 Financial Statements and auditors’ report filed on Form S-4.  Please revise the filing to include these disclosures or alternatively, please tell us why you do not feel these disclosures are required, citing the appropriate authoritative guidance.

Response: Newco respectfully submits that in accordance with Appendix A, VII, D of the Division of Corporation Finance Accounting Disclosure Rules and Practices (“Training”) Manual, Trikon’s financial statements filed on Form 10-K/A included the disclosures as required by APB 20, and its auditors’ report included an explanatory paragraph in accordance with AU Section 508. Newco respectfully submits that as Trikon’s financial statements included in the Registration Statement do not differ from those previously filed with the Commission in Trikon’s Form 10-K/A filed on May 27, 2005, in accordance with the Training Manual, the additional disclosures under APB 20 and AU Section 508 are not required.

1.  Company Information, Significant Accounting Policies and Balance Sheet Analysis page F-7 Revenue Recognition., page F-7

65.                               With respect to proven technology equipment sales accounted for as multiple elements, tell us why you believe the delivered item has value to the customer on a standalone basis.  If you (or others) ever sell the equipment without installation, please tell us how the price is different.  With respect to the fair value of the installation and commissioning services, please explain why you believe your position conforms to paragraph 9 of EITF 00-21.  Additionally, please tell us why these services are not essential to the functionality of the equipment based on the guidance at SAB Topic 13.A.3.c.  Finally, please tell us whether the terms of the agreement specify a refund amount if the equipment is not successfully installed.  We may have further comments after reviewing your response.

Response: Newco advises the Staff that each system sold by Trikon is installed in a test bay at Trikon and subjected to pre-shipment operation by Trikon, with the customer invited and generally present, to conduct any and all tests that the customer and Trikon wish to perform. Further, with respect to proven technology, Trikon’s systems are also available from third parties on the second user market and can be installed without reference to Trikon.

Installation is not charged separately and Trikon, to the best of its knowledge, is not aware of any third party that separately sells installation services for their systems. However, Trikon can estimate the fair value of such services with reference to chargeout rates for engineers providing other services. The installation process does not involve significant changes to the features or capabilities of the equipment.

Paragraph 9 of EITF 00-21 states, “in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met:

a)              The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered items(s) on a standalone basis. In the context of a customer’s ability to resell the delivered item(s), the Task Force observed that this criterion does not require the existence of an observable market for the deliverable(s).

Trikon believes that the delivered item has value to the customer on a standalone basis since installation can be performed by third parties, the majority of the costs of the arrangement are product costs and Trikon systems are available from third parties on the second user market.

b)             There is objective and reliable evidence of the fair value of the undelivered item(s).

The best evidence of fair value is the price of the deliverable when it is regularly sold on a standalone basis.

The work performed for installation will vary from customer to customer albeit within a range. As installation is proven through a history of acceptances, Trikon is able to estimate the fair value of the services performed with reference to engineer chargeout rates for other services.

c)              If the arrangement includes a general right of return relative to the undelivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.”

Trikon does not issue contracts with general rights of return if installation is not successfully completed.

Accordingly, Trikon respectfully advises the Staff that the criteria required under EITF 00-21 are met.

Trikon advises the Staff that it considers installation to be proven through a history of acceptances. The nature of the installation is described further in the response to question 66. Trikon has a history of successfully completing installation in a timely manner and the costs of installation are not significant in relation to the total contract value.

Trikon further advises the Staff that installation is deemed to be not essential to the functionality of the equipment due to the following reasons:

a)              The equipment is made of standard units. The technology is established and as far as installation is concerned it is a relatively standard process to reassemble the machines.

b)             Installation does not significantly alter the equipment’s capabilities. Rather, it involves the reassembly of the standard units.

c)              Other engineers could perform the installation, although Trikon engineers usually perform this service as they are more familiar with the machines. Occasionally certain customers use in-house engineers to perform the installation. No credit is given to these customers when Trikon engineers do not install the equipment.

Trikon advises the Staff that although it estimates fair value of the installation services by reference to engineer charge out rates, the amount of customer retention payable upon final acceptance has  always been and is expected to be in excess of the fair value of the installation services.

While Trikon believes its installation is not essential to the functionality of the equipment, SAB Topic 13.A.3 Question 7, states that “If it is determined that the undelivered service is not essential to the functionality of the delivered product but a portion of the contract fee is not payable until the undelivered element is delivered, the staff would not consider that obligation to be inconsequential or perfunctory.” Therefore, Trikon does not recognize the final payment by the customer until acceptance has occurred.

66.                               Please explain testing criteria of products prior to shipment and the nature of installation obligations.  Tell us the extent you are able to duplicate a customer’s specific environment for the products tested prior to shipment.  Please tell us how your policy for revenue transactions with installation and customer retention elements complies with SAB 104 or other generally accepted accounting principles.  Provide references to the specific generally accepted accounting principles that support your conclusions.  Also, tell us whether you expect your pending merger with Aviza to change how you account for and present your revenue generating transactions.  We may have further comments after reviewing your response.

Response: Newco advises the Staff that all of Trikon’s proven technology product system sales are tested to make sure they meet specification, including running samples through representative systems in a high-class clean room facility at Trikon that matches those of typical customers.

Trikon physically manufactures all of its systems on-site in a clean room and these systems are then installed in a test bay representative of its final installation at the customer. The customer is invited and generally attends a pre-shipment test where Trikon and customer-specific testing is performed to validate that the system performance matches that of the representative system used during pre-sale demonstrations.

Revenue is recognized for proven technology products if and only if these Trikon and customer-specific tests have been successfully completed prior to shipment.

After shipment to the customer, the system is unpacked, moved to its installation site and connected to services. It is then put into operation to establish the performance matches the pre-shipment test and any necessary adjustments to the services or system are made. In the great majority of contracts, Trikon’s contractual obligation is to assist in the installation (unpacking, moving and services hook up) e.g. by providing advice and to conduct the initial operation of the system.

Newco respectfully submits that SAB 104 Topic 13 A.3.b.2 states, “The staff would not object to revenue recognition for the equipment upon delivery (presuming all other revenue recognition criteria have been met for the equipment) if the seller demonstrates that, at the time of delivery, the equipment already meets all of the criteria and specifications in the customer-specific acceptance provisions. This may be demonstrated if conditions under which the customer intends to operate the equipment are replicated in pre-shipment testing, unless the performance of the equipment, once installed and operated at the customer’s facility, may reasonably be different from that tested prior to shipment.”

Newco does not expect the pending merger between Aviza and Trikon to change how Trikon builds and tests its systems and therefore does not expect the Trikon subsidiary to change how it accounts for revenue.

67.                               We see that in 2003 you entered into a contract to develop a piece of equipment for a customer whose revenue should be recorded in accordance with SOP 81-1 and that the equipment was delivered to the customer during 2003.  We also noted that the “full value of the contract was deferred . . . and recognized in fiscal 2004 following establishment of criteria to estimate the percentage of completion.”  Please tell us why under the percentage of completion methodology you deferred recognition of all revenue until 2004.  Please also tell us the amounts recorded in your financial statements and how you determined that SOP 81-1 was the appropriate authoritative guidance for the transaction.

Response: Newco advises the Staff that there was a typographical error in the disclosure on page F-7. The disclosure should have read, “The undeveloped equipment was shipped to the customer in fiscal 2003…”

This contract was to develop and build a system to a customer specification that was non-standard and required the use of a highly unusual, corrosive and toxic gas, chlorine tetraflouride (ClF3) that Trikon did not have the facilities to store, use or abate nor did it wish to commission such a gas on its site as it had no other use for it. The customer, however, was commissioning ClF3 and as a result, all development work took place at the customer’s site. It was therefore not practicable for Trikon to recognize revenue under SAB 104, and therefore SOP 81-1 was chosen as, in accordance with SOP 81-1 paragraphs 12 and 13, this contract was to design and manufacture a complex electronic tangible asset for the customer and payment was dependent on Trikon’s performance in accordance with the agreement.

Newco advises the Staff that the development contract was signed on December 11, 2003 and that in the remaining nine working days of 2003, the inherent difficulties involved with developing the system resulted in Trikon being unable to make reasonably dependable estimates of costs to complete or to estimate the extent of progress toward completion.

The ClF3 gas line was installed during the week commencing March 15, 2004 and initial operation of the equipment, as originally built, immediately demonstrated that a redesign of the electrostatic wafer chuck was required before any further development could continue.

At March 31, 2004 Trikon again felt unable to make reasonably dependable estimates of costs to complete or to estimate the extent of progress towards completion.

The redesigned and remanufactured wafer chuck was installed into the equipment in the week commencing June 1, 2005, and further testing and development of the equipment could then continue.

Under paragraph 4 of SOP 81-1, Trikon recognized $1.6 million of revenue in the second quarter of fiscal year 2004 when the contract was substantially complete and the customer paid this amount, and a final $0.2 million was recognized in the third quarter of fiscal year 2004 upon proof of equipment process capability triggering final acceptance and payment of this amount by the customer.

Demonstration Systems, page F-9

68.                               We note your policy which addresses your accounting for demonstration systems and your presentation of those systems as other long-term assets.  It appears based on this account balance at December 31, 2004 and 2003 and March 31, 2005, that you have significant turn-over of these demonstration systems.  Please confirm our understanding.  Additionally, as part of the Pro Forma Financial Statements on page 79, it appears these demonstration systems have been allocated to inventory and property, plant and equipment.  Please tell us your basis in generally accepted accounting principles for your current presentation of and accounting for these systems and clarify how you will account for and present these items after the merger.  Finally, please also explain the contractual terms under which the demonstration equipment has been loaned.  We may have further comments after reviewing your response.  Revise the filing as necessary based on our comment.

Response: Newco advises the Staff that self-constructed demonstration systems on-site at Trikon are included in “Property, plant and equipment,” while “Demonstration systems, net” represents similar systems located at customers’ facilities for greater than one year that are not invoiced and remain Trikon’s property. These are systems where Trikon has no clear expectation of sale, for example where Trikon is demonstrating its general capabilities as a supplier of semiconductor processing capital equipment to a new geographical or technical marketplace.

In the case of the movement in the “Demonstration systems, net” amount between December 2003 and 2004, the majority of this amount represented one system returned to Trikon from Taiwan after 32 months of operation that was disassembled into parts that were moved from demonstration systems, net to inventory and used for building several new systems that have subsequently been sold.  The increase in “Demonstration systems, net” between December 2004 and June 2005 represents two new systems shipped to customers in Japan and Taiwan, where Trikon is currently trying to build its market share, and one system into a customer in Europe.  At the time of shipment of these systems, they were reclassified from “Inventory, net” to “Demonstration systems, net.”  The contracts under which these assets are delivered are generally for a fixed period of at least 12 months, after which the customer may extend the arrangement if required.

The basis of Trikon’s balance sheet presentation is that under ARB 43, Ch.3A, Par 5, Trikon’s normal operating cycle is less than 12 months. Due to the nature of the transactions relating to the demonstration systems and the length of time that these systems are typically on customer sites, Trikon believes they are long lived assets for which there is no defined prospect of sale. These are distinct from similar systems installed on-site at Trikon or systems invoiced to customers, but not yet recognized as revenue because they represent new technology subject to final customer acceptance. Self-built systems at Trikon generally stay installed and in use for longer than these “Demonstration systems, net.” Invoiced systems included within “Inventories, net” are expected to convert to revenue within one year.

It is anticipated that after the effective time of the merger transaction, these assets will be classified as either “Property plant and equipment” for systems which Newco does not intend to sell to its customers or “Inventory” for equipment which Newco intends to try to sell to its customers, and the pro forma data has been prepared on that basis, with $4.1 million reclassified to “Inventory.”

69.                               In this regard, please tell us the amount and classification of depreciation costs included in your financial statements.  Please quantify the financial statement impact of the classification of the demonstration systems as other long-term assets as compared to inventory, including the timing and amount of expense recognition thereon, if any.

Response: Newco advises the Staff that Trikon’s evaluation systems, which have been with a customer for over one year, are depreciated at the rate of 25% straight line per annum.

The depreciation charge charged to the income statement for the six months ended June 30, 2005 was $60,000, and the corresponding charge for fiscal 2004 was $250,000. Newco further advises the Staff that due to Trikon’s inventory provisioning policy in respect of finished systems, the timing and amount of the expense related to these machines would not be significantly different if the systems were classified as inventory rather than long-term assets.

Trikon Technologies. Inc. Condensed Consolidated Financial Statements for the Fiscal Quarter-Ended March 31, 2005, page F-27

Note A Basis of Presentation, page F-30

70.                               We see that you entered into a contract with Aviza Technology for a joint development agreement and a grant of license rights.  We also see the development fee includes $900,000 payable upon delivery and sale by Trikon to Aviza of one standard, unmodified Trikon transport module and note the JDA acknowledges that such delivery and sale and related payment was completed in December 2004 prior to executing the JDA.  Finally, we see that you recorded the $2 million license fee paid by Aviza on March 14, 2005 as license revenue.  Please clarify how you accounted for the $1.2 million development fee payable by Aviza.  Please tell us your accounting basis for recognizing this entire fee as revenue in the quarter-ended March 31, 2005.  Cite the authoritative guidance upon which you relied.  Clarify the accounting impact of the fact that delivery, sale and related payment had been completed in December 2004 prior to executing the IDA.  We may have further comments after reviewing your response.

Response: Newco respectfully advises the Staff that no element of the $1.2 million JDA fee was recognized by Trikon as revenue in the quarter ended March 31, 2005.

Newco advises the Staff that the $1.2 million JDA fee included the $900,000 for a transport module, which was delivered, paid for and recognized as revenue by Trikon in the December 2004 quarter.

Pursuant to SAB 104 guidance, Trikon realizes revenue as the product and service elements are delivered and/or performed.

Therefore, the remaining $300,000 of the $1.2 million JDA fee, which is in respect of development tasks currently being undertaken by Trikon, will be recognized as revenue when the outstanding tasks are completed. These tasks are expected to be completed and recognized as revenue in the third quarter 2005.

Note D Liabilities, page F-31

71.                               We note your disclosure on page 40 that you violated the minimum net worth covenant of your 2003 facility.  Please revise your quarterly financial statements to disclose this violation.  Additionally, you should disclose the adverse consequences of the violation on your financial statements, if any, in Management’s Discussion and Analysis.

Response: Newco has revised the disclosure on pages 41-42 in response to the Staff’s comment.

Consolidated Financial Statements of Aviza, page F-35

Consolidated Balance Sheets, page F-36

72.                               We see that your current balance sheet line item disclosure states that there are no outstanding shares of Series A Preferred Stock at September 24, 2004.  However, we noted on page F-54 that you sold the Series A Preferred Stock on October 7, 2003.  Accordingly, please revise your balance sheet descriptions and dollar amounts to disclose the proper amount of outstanding Series A Preferred Stock at October 9, 2003 and September 23, 2004.

Response: Aviza advises the Staff that it has updated its disclosure in its balance sheet to disclose the dollar amount of series A preferred stock at September 24, 2004.  Additionally, Aviza advises the Staff that the Aviza financial statements have been updated to reflect October 7, 2003 as the start of its September 24, 2004 fiscal year. This period now encompasses the sale of Aviza’s series A preferred stock on October 7, 2003.

Consolidated Statements of Operations, page F-37

73.                               We see you present revenues from service and spare sales separately from system sales.  Please revise the filing to also present costs of service and spare sales separately.  Refer to Rule 5-03(b)(2) of Regulation S-X.  Also, confirm service revenues do not exceed 10% of total net sales on a stand alone basis.  If this is not the case, revise the filing to comply with Rule 5-03(b) of Regulation S-X.  Note this comment may also impact Trikon’s financial statements and both companies selected financial data.

Response: Newco advises the Staff that Trikon’s service revenue, as a percent of total revenue, has not exceeded 10% in any of the previous 20 quarters.

Newco advises the Staff that upon review of Rule 5-03(b) of Regulation S-X, Aviza’s service revenue is not greater than 10% of its total revenue for any of the periods presented.  Therefore, Newco advises that Staff that it has revised Aviza’s presentation in the consolidated statements of operations to disclose revenue as one line item for all periods presented.  Therefore, Rule 5-03(b)(2) is not applicable for Aviza’s cost of sales.

74.                               Please revise this statement to include the earnings per share data required by paragraph 6 of Statement 128.

Response: Newco advises the Staff that Aviza has updated its income statement as required by paragraph 6 of Statement 128.

2.  Significant Accounting Policies, page F-40

Revenue Recognition, page F-41

75.                               With respect to proven technology systems accounted for as multiple elements, we see that you record the revenue at the lesser of the residual value or the noncontingent amount.  We also note that in certain instances, the foregoing deferral of revenue results in a negative gross margin on the shipment and that you then record a deferral of costs to reach a position of zero gross profit.  You also disclosed on page 53 that you record revenue at the lesser of the “residual amount” or “the amount of customer payment that is due upon the shipment of the product.”  We note that customer billing is not an appropriate factor in recording revenue according to SAB 104.  Please tell us the relationship between the “noncontingent amount” and the “amount of customer payment that is due”.  Please explain to us how the deferral of the residual value or the noncontingent amount would result in a negative gross margin.  Please also confirm that you are deferring the cost of the related installation services.  Lastly, please tell us the accounting basis for deferring additional costs to reflect a position of zero gross margin.  We may have further comments after reviewing your response.  Revise the filing as necessary based on our comment.

Response: Newco advises the Staff that it has revised its disclosure on page 54 to clearly indicate that Aviza records revenue at the lesser of the residual amount or the noncontingent amount.  Additionally, Newco supplementally advises the Staff that the recording by Aviza of the residual value or the noncontingent amount results in a negative gross margin at times due to the fact that the typical retention for Aviza’s products range from 10-20 percent, which, for some of Aviza’s products is more than the margin on the contract. If Aviza, in accordance with EITF 00-21, is required to record the noncontingent amount as revenue upon shipment of the product, this results in an initial loss when the revenue and cost of product is recorded.  The accounting basis for deferring additional costs to reflect a position of zero gross margin is based on guidance in the speech by Russell Hodge on December 11, 2003 at the AICPA National Conference on Current SEC Developments as follows:

“In summary, there may be circumstances where it is appropriate to recognize an asset in connection with a multiple deliverable arrangement with contingent revenues. However, we believe that those circumstances are limited to situations where a loss has been incurred on the delivered item. For example, deferral of costs to produce normal margins for a delivered item or unit of accounting would be inappropriate.”

12.  Stockholders’ Equity, page F-54

Redeemable Convertible Preferred Stock, page F-54

76.                               We see your Series A preferred stock is redeemable at any time on or after October 1, 2008, but within 30 days after the receipt by Aviza of a written request from the holders of not less than a majority of the then outstanding shares of Series A Preferred Stock that all or some of the shares be redeemed.  Please support the classification of these securities as permanent equity in your balance sheet.  Tell us how Statement 150, ASR 268 and EITF D-98 impact your conclusions.  Revise the filing as necessary based on our comments.  We may have further comments after reviewing your response and revisions.

Response: Newco advises the Staff that Aviza has revised its presentation of series A preferred stock to be in compliance with Statement 150, ASR 268 and EITF D-98.  Aviza has recorded this balance as mezzanine equity as a result of the guidance under ASR 268 which states that a public company should record redeemable convertible preferred stock outside of stockholders’ equity.  The preferred stock was recorded as mezzanine equity versus a liability under Statement 150 as it is not mandatorily redeemable.

15.  Related Party Transactions, page F-61

77.                               We note the consolidated statements of operations of comparative periods include allocations of certain expenses.  Please revise the note to include a management’s assertion, if true, that the allocation methods used were reasonable.  Refer to Question 2 of SAB Topic 1B1.  Also, note where an interest charge on intercompany debt has not been provided, the filing should include an analysis of the intercompany accounts as well as the average balance due to or from related parties for each period for which an income statement is required.  The analysis of the intercompany accounts often takes the form of a listing of transactions (e.g., the allocation of costs to the subsidiary, intercompany purchases, and cash transfers between entities) for each period for which an income statement was required, reconciled to the intercompany accounts reflected in the balance sheets.  Refer to Question 4 of SAB Topic 1B1.

Response: Newco has revised Aviza’s footnote presentation on page F-61 in response to the Staff’s comment.

Annex A

78.                               We note your statement that “Such information can be found elsewhere in this proxy statement and prospectus and in the public filings that Trikon and Newco make with the Securities and Exchange Commission.”  Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Response: Newco has revised the statement on the cover of Annex A in response to the Staff’s comment.

79.                               We note your statement that ‘information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement.’  Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.

Response: The Staff’s comment is hereby acknowledged.

80.                               Pursuant to Item 601(b)(2) of Regulation S-K please file a list briefly identifying the contents of all omitted schedules or similar supplements.  In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request.  The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

Response:  In response to the Staff’s comment, Newco has revised the Table of Contents in Annex A to add a list briefly identifying the contents of all omitted schedules or similar supplements, and has also filed an agreement to furnish the Staff with a copy of any omitted schedules upon the Staff’s request by virtue of the language that Newco has added in the exhibit index to the Registration Statement.

Annex E — Opinion of Adams Harkness, Inc.

81.                               We note the limitation on reliance by shareholders in the penultimate paragraph of the fairness opinion provided by Adams Harkness.  Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted.  Alternatively, disclose the basis for Adams Harkness’s belief that shareholders cannot rely upon the opinion to support any claims against Adams Harkness arising under applicable state law (e.g., the inclusion of an express disclaimer in Adams Harkness’s engagement letter with Trikon).  Describe any applicable state-law authority regarding the availability of such a potential defense.  In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.  Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law.  Further disclose that the availability of such a state-law defense to Adams Harkness would have no effect on the rights and responsibilities of either Adams Harkness or the board of directors under the federal securities laws.

Response: Adams Harkness has revised the penultimate paragraph of its fairness opinion in response to the Staff’s comment.

Part II — Information Not Required in Prospectus

Item 21.  Exhibits and Financial Statement Schedules

(a) Exhibits, page II-1

82.                               We note your intention to file legal and tax opinions by amendment.  Because we may have comments on these opinions, please file the exhibits allowing adequate time for their review.

Response: Newco has filed the forms of legal and tax opinions as exhibits to the Registration Statement in response to the Staff’s comment.

83.                               Please file the indemnification agreements you mention in Item 20.

Response:  In response to the Staff’s comment, Newco has filed the form of the indemnity agreement that will be entered into between Newco and each of its directors and officers as an exhibit to the Registration Statement.

Item 22.  Undertakings, page II-5

84.                               Include the undertakings required by Item 512(a) of Regulation S-K.  See Section II.F of SEC Release 33-6578 (April 23, 1985).

Response:  In response to the Staff’s comment, Newco has included the undertakings required by Item 512(a) of Regulation S-K in Item 22 of the Registration Statement.

Proxy Card

85.                               Please tell us the purpose of the line separating proposal 2(a) from the boxes in which shareholder vote on that proposal.

Response:  The line has no meaning and was simply inserted to note the bottom of the page; it will not be reflected on the actual proxy card.  In response to the Staff’s comment, Newco has revised the EDGAR filing to eliminate any confusion.

* * * * *

We hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (415) 395-8277 or Errol Hunter at (415) 395-8067 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Andrew S. Williamson

Andrew S. Williamson

of LATHAM & WATKINS LLP

Enclosures.

cc:                               Jerauld J. Cutini, Aviza Technology, Inc.

                                                Patrick C. O’Connor, Aviza Technology, Inc.

                                                John Macneil, Trikon Technologies, Inc.

                                                Christopher L. Kaufman, Latham & Watkins LLP

                                                Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, Professional Corporation